UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

SELECTIS HEALTH, INC.

(Name of Subject Company)

SELECTIS HEALTH, INC.

(Name of Person Filing Statement)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

816291108

(CUSIP Number of Class of Securities)

Krystal Eckhart

Interim CEO

600 17th Street, STE 2800 South

Denver, CO 80202

(720) 680-0808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Paden Hanson

Ron Vance

Pearson Butler, LLC

1802 W South Jordan Pkwy STE 200

South Jordan, UT 84095

(801) 495-4104

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Selectis Health, Inc., a Utah corporation (“Selectis” or the “Company”). Selectis’ principal executive offices are located at 600 17th Street, STE 2800 South, Denver, CO 80202. Selectis’ telephone number is (720) 680-0808.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s Common Stock, par value $0.05 per share (the “Common Stock”). As of June 22, 2026, there were 3,067,059 issued and outstanding shares of Common Stock.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address, and business telephone number of Selectis, which is the subject company and the person filing this Statement are set forth in Item 1, above. Selectis’s website is www.selectis.com. The information contained on or connected to Selectis’s website is not incorporated by reference in this statement and should not be considered a part of this Statement.

Tender Offer

This Statement relates to the cash tender offer (the “Offer”) by Black Pearl Equities, LLC, a New York limited liability company (the “Parent”), Black Pearl Equities II, LLC, a New York limited liability company and wholly owned subsidiary of Parent (“Purchaser”), and Tortuga Acquisition Sub, Inc., a Utah corporation and wholly owned subsidiary of Purchaser (“Merger Sub”) to purchase up to all of the outstanding shares of Selectis Common Stock, at $5.75 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on July 13, 2026. The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase.

The tender offer, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” According to the Schedule TO, the Offer will expire at 5:00 PM New York City time on August 10, 2026, unless Purchaser extends or earlier terminates the Offer (as extended, the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 22, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Selectis, Purchaser, and Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 8, captioned “The Merger Agreement and the Tender Agreement” of the Offer to Purchase. Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub will accept the Shares for purchase in the Offer and Merger Sub will then merge with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Purchaser (the “Merger”).

The Merger Agreement provides that as soon as practicable following the consummation of the Offer, Purchaser, Merger Sub and the Company will cause the Merger to be consummated under the Utah Code by filing articles of merger in such form as required by, and executed in accordance with, the Utah Code (the “Certificate of Merger”) with the Utah Division of Corporations and Commercial Code (the “Division”) and will make all other filings or recordings required under the Utah Code in connection with the Merger. The Merger will become effective at such date and time as the Certificate of Merger is duly filed with the Division or at such subsequent date and time as Purchaser and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

Because the Merger will be effected under Section 16-10a-1104 of the Utah Code, no shareholder vote will be required to consummate the Merger. Selectis does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Merger Agreement provides that, at the Effective Time, each Share (other than Shares held by the Company, any of its subsidiaries, Purchaser or Merger Sub or held by shareholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Part 13 of the Utah Code) issued and outstanding immediately prior to the Effective Time will be converted into and become the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding (the “Merger Consideration”).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on July 13, 2026. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 5:00 PM New York City time on August 10, 2026.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

According to the Offer to Purchase, the principal executive office of each of Parent and Purchaser are 901 Myrtle Avenue, Brooklyn, NY 11206. The telephone number at such office is (212) 235-1367.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Statement or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) Purchaser, Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Selectis, Parent, Purchaser, and Merger Sub

Merger Agreement

A summary of the Merger Agreement is contained in Section 8, captioned “The Merger Agreement and the Tender Agreement,” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement contains representations and warranties by each of Selectis, Purchaser, and Merger Sub. These representations and warranties were made solely for the benefit of the parties to the Merger Agreement and should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties set forth in the Merger Agreement may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws.

Confidentiality Agreement

On February 16, 2026, Selectis and Parent entered into a Mutual Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and Selectis agreed that, subject to certain exceptions, certain non-public, confidential or proprietary information that the parties wished to share with each other in connection with discussions concerning a possible strategic transaction involving Selectis or its assets would remain confidential and not be disclosed. The Confidentiality Agreement contains a one-year non-interference covenant running through February 16, 2027. The Confidentiality Agreement’s confidentiality obligations terminated upon execution of the Merger Agreement under Section 7 of the Confidentiality Agreement. The Confidentiality Agreement did not contain a standstill provision.

This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, Black Pearl Equities II, LLC entered into a Tender and Support Agreement, dated June 22, 2026 (the “Support Agreement” or the “Tender Agreement”), with Lance Baller (individually and as authorized signatory of Ultimate Investment Corps, Inc., Ultimate Investments Corp, Inc., High Speed Aggregate, Inc., and Baller Family Foundation Inc.), Kent J. Lund, and Clifford L. Neuman (each a “Supporting Stockholder” and collectively the “Supporting Stockholders”). Mr. Baller, Mr. Lund, and Mr. Neuman all serve as Directors on the Company’s Board of Directors. In addition, Mr. Neuman serves as legal counsel to the Company.

Pursuant to the Support Agreement, each Supporting Stockholder has agreed, among other things, to (i) tender into the Offer all shares of Common Stock beneficially owned by such Supporting Stockholder (the “Owned Shares”), free and clear of all encumbrances, within five (5) Business Days of commencement of the Offer; (ii) not withdraw any Owned Shares once tendered; (iii) not transfer any Owned Shares or grant any proxy or power of attorney with respect thereto prior to termination of the Offer; (iv) not take any action that the Company is prohibited from taking under the non-solicitation provisions of the Merger Agreement; and (v) waive any dissenters’ or appraisal rights under the Utah Revised Business Corporation Act in connection with the Merger. The Support Agreement also provides that any shares of Common Stock acquired by a Supporting Stockholder after the date thereof will automatically become Owned Shares subject to the Support Agreement.

As of the date of the Support Agreement, the aggregate number of shares subject to the Support Agreement was 436,491 shares, representing approximately 14.2% of the outstanding shares of Common Stock. In addition, Ultimate Investment Corps, Inc. holds warrants to purchase 55,000 shares of Common Stock at an exercise price of $2.25 per share; any shares of Common Stock issued upon exercise of such warrants prior to the Acceptance Time would constitute Owned Shares subject to the Support Agreement.

The Support Agreement will terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Acceptance Time (defined as the time that Purchaser accepts for payment the shares that have been validly tendered pursuant to the Offer); and (c) the effectiveness of any amendment to the Merger Agreement that decreases the Offer Price or Merger Consideration or changes the form of consideration payable in the Offer or the Merger in a manner that is materially adverse to the shareholders of the Company.

Each Supporting Stockholder entered into the Support Agreement solely in such Stockholder’s capacity as a record or beneficial owner of Owned Shares, and the Support Agreement expressly preserves each Supporting Stockholder’s right to fulfill any fiduciary duties in such Stockholder’s capacity as an officer or director of the Company.

The foregoing description is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9.

Term Sheet

On May 15, 2026, the Company and Parent entered into a non-binding term sheet (the “Term Sheet”) setting forth the principal terms of a proposed tender offer for all outstanding shares of Common Stock at a price of $6.25 per share in cash, subject to a minimum tender condition of 70% of outstanding shares and a top-up option to enable a short-form merger under Utah law. While the Term Sheet was expressly non-binding as to its principal economic terms, it contained the following binding provisions:

●	Conduct of Business – While the Term Sheet remained in effect, the Company was required to operate its business in the ordinary course consistent with past practice and was prohibited from making or agreeing to any material expenditure or material disposition of assets outside the ordinary course of business.

●	Confidentiality – The Term Sheet and all negotiations and discussions relating thereto were subject to a confidentiality obligation binding on both parties, prohibiting disclosure to any third party without prior written consent of the other party, except to the extent required by law, order, or legal process.

●	Exclusivity – For a period of thirty (30) days commencing upon execution of the Term Sheet (the “Exclusivity Period”), the Company agreed not to, and agreed not to authorize or permit any other person on its behalf to, solicit, pursue, negotiate, or enter into, or provide any information with respect to or otherwise facilitate, any merger, consolidation, sale of a material amount of assets or securities, tender or exchange offer, or other similar transaction involving the Company or any of its subsidiaries (an “Alternative Transaction”), without the prior written consent of Parent. The Company was also required to provide prompt notice to Parent of any written offer, proposal, indication of interest, or similar document received by the Company regarding an Alternative Transaction, including the identity of the counterparty and the material terms thereof, and to terminate all existing discussions with respect to any Alternative Transaction upon execution of the Term Sheet. The Exclusivity Period expired by its terms on June 14, 2026 and was not extended by the parties.

●	Governing Law – The binding provisions of the Term Sheet were governed by the laws of the State of New York.

The Term Sheet was superseded in its entirety upon execution of the Merger Agreement on June 22, 2026, at which time all binding and non-binding obligations under the Term Sheet terminated. The foregoing description is qualified in its entirety by reference to the Term Sheet, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9.

Arrangements with Current Directors and Executive Officers of Selectis

Arrangement with the Company’s Officers and Directors

In considering the recommendation of the Board set forth in Item 4, you should be aware that aside from their interests as shareholders, the executive officers and directors of the Company may be considered to have interests in the Offer that are different from, or in addition to, those of other shareholders generally. The Board was aware of, and considered, these interests, among other matters, in evaluating the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s executive officers and directors are as follows:

Name	Position
Krystal Eckhart	Interim CEO
Clifford Neuman	Director
Kent Lund	Director
Lance Baller	Director
Dick Huebner	Director

If the executive officers and directors of the Company who own Common Stock tender their Common Stock for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of June 22, 2026, the executive officers and directors of the Company beneficially owned, in the aggregate, 437,491 shares of Common Stock.

The following table sets forth (1) the number of shares of Common Stock beneficially owned as of June 22, 2026, by each of the Company’s executive officers and directors (which, for clarity, excludes shares issuable upon the exercise of warrants) and (2) the aggregate cash consideration that would be payable for such shares, based on an Offer Price of $5.75 per share of Common Stock.

Executive Officers	Shares of Common Stock	Cash Value
Krystal Eckhart	1,000	$5,750.00

Directors
Clifford Neuman	122,864	$706,468.00
Kent Lund	19,253	$110,704.75
Lance Baller	294,374	$1,692,650.50
Dick Huebner	0	$0.00

All Executive Officers and Directors as a group	437,491	$2,515,573.25

In addition to the Common Stock referenced above, certain of the Company officers and directors hold warrants that they may choose to exercise and thereafter tender as part of the Offer. As of June 22, 2026, the executive officers and directors of the Company beneficially owned, in aggregate warrants to purchase 55,000 shares, exercisable at $2.25 per share. The following table sets forth (1) the number of warrants exercisable into shares of Common Stock beneficially owned as of June 22, 2026, by each of the Company’s executive officers and directors; (2) the exercise price; (3) the aggregate cash consideration that would be payable for such shares after exercise based on an Offer Price of $5.75 per share of Common Stock, and (4) the net proceeds (not including any taxes owed) the executive officer or director would receive if he or she decided to exercise his or her warrants and tender his or her shares.

Executive Officers	Warrants	Exercise Price	Cash Value	Net Proceeds
Krystal Eckhart	0

Directors
Clifford Neuman	0
Kent Lund	0
Lance Baller	55,000	$2.25	$316,250	$192,500.00
Dick Huebner	0

Total	55,000			$192,500.00

Alternatively, the Merger Agreement provides that warrant holders, in lieu of exercising the warrants and tendering the underlying shares in the Offer, would have their warrants cancelled as a result of the Merger, and the holder receive a cash payment (without interest) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such warrant and (ii) the number of Shares issuable upon exercise of such warrant.

In addition to their equity holdings, the executive officers and directors receive compensation for the services they render to the Company. The following table summarizes, on an annual basis, the cash compensation the Company has agreed to pay its officers and directors for the 2026 fiscal year:

Executive Officers	Salary	Other		Total
Krystal Eckhart	$149,000.00	$138.00		$149,138.00

Directors
Clifford Neuman(1)	$30,000.00	$150,000.00	(1)	$180,000.00
Kent Lund	$30,000.00	$0.00		$30,000.00
Lance Baller(2)	$30,000.00	$45,000.00		$75,000.00
Dick Huebner(2)	$30,000.00	$45,000.00		$75,000.00

Total	$269,000.00	$240,138.00		$509,138.00

(1)	The $150,000 per year paid to Clifford Neuman reflects the estimated fees paid to Mr. Neuman for legal services he provides the Company.

(2)	Lance Baller and Dick Huebner will each receive a one-time payment of $45,000 for their services substantially in excess of the time and effort ordinarily required of directors of the Company, including in connection with the evaluation, structuring, and negotiation of the Transaction, the review and negotiation of the Merger Agreement and the ancillary agreements and documents contemplated thereby, coordination with the Company’s legal advisors, the due diligence process, and the preparation of the Company’s disclosure documents relating to the Transaction.

D&O Exculpation, Indemnification and Insurance

Selectis has included in its Second Amended and Restated Articles of Incorporation a provision that states that a director of the Company will not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the URBCA. The Company’s Bylaws do not address indemnification of Company officers or directors. No other indemnification agreements exist.

The URBCA permits a Utah corporation, through its articles of incorporation, to eliminate or limit the personal liability of its directors to the corporation and its shareholders for money damages for actions taken as a director, except liability for the amount of a financial benefit received by a director to which the director is not entitled, an intentional infliction of harm on the corporation or its shareholders, an unlawful distribution in violation of Section 16-10a-842 of the URBCA, or an intentional violation of criminal law. The URBCA further permits a Utah corporation to indemnify its directors and officers against liability incurred in a proceeding, and to advance expenses, subject to the standards and limitations set forth in Part 9 of the URBCA, and to purchase and maintain insurance on their behalf.

Pursuant to the terms of the Merger Agreement, from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless, to the fullest extent permitted under applicable law, each present and former director and officer of the Company and its subsidiaries (the “Indemnified Parties”) against any and all costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission or matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement, to the same extent as provided in the articles of incorporation or bylaws of the Company in effect on the date of the Merger Agreement. The Surviving Corporation is also required to advance expenses to the Indemnified Parties as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The Merger Agreement further provides that the Surviving Corporation will purchase a side A directors’ and officers’ “tail” insurance policy from an insurer that (i) has an effective term of six years from the Effective Time, (ii) covers each director and officer currently covered by the Company’s directors’ and officers’ insurance policy in effect on the date of the Merger Agreement for actions and omissions occurring at or prior to the Effective Time, and (iii) contains terms that are no less favorable in the aggregate than those of the Company’s directors’ and officers’ insurance policy in effect on the date of the Merger Agreement (the “D&O Insurance”); provided, however, that the Surviving Corporation is not required to pay an aggregate premium for the D&O Insurance in excess of 150% of the annual premium currently paid by the Company for such coverage; provided, further, that if the aggregate premium for such coverage exceeds 150% of such annual premium, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

In addition, the Merger Agreement provides that the articles of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in the articles of incorporation and bylaws, respectively, of the Company, unless any modification is required by law (and then only to the minimum extent required), and that such provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company or any of its subsidiaries.

These provisions of the Merger Agreement are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. The Merger Agreement does not release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its subsidiaries or their respective officers, directors and employees, and from and after the Effective Time the Surviving Corporation will honor, in accordance with their terms, all indemnification agreements with the Company in effect immediately prior to the Effective Time that are applicable to the Indemnified Parties. If any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party or any other party covered by directors’ and officers’ liability insurance on or prior to the sixth anniversary of the Effective Time, the foregoing provisions will continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Golden Parachute Compensation

Except as set forth herein, there are no agreements or understandings, whether written or unwritten, between the Company’s executive officers, the Company, or the Purchaser, concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all of Selectis’ assets.

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each of Selectis’ named executive officers that is based on or otherwise relates to the Offer and the Merger. The compensation arrangements of Selectis’ named executive officers that are described above are incorporated herein by reference.

Executive Officers	Cash	Equity	Benefits	Total
Krystal Eckhart(1)	$45,000.00	$	$	$45,000.00

Total	$45,000.00	$	$	$45,000.00

(1)	Amounts set forth in this row reflect a one-time bonus payable to the executive officer for successfully transitioning management to Merger Sub upon the completion of the Merger.

Section 16 Matters

As permitted by the Merger Agreement, the Selectis Board of Directors (the “Selectis Board”, the “Company Board” or the “Board”) will adopt a resolution in connection with the closing of the Transaction so that the disposition of all Selectis equity securities pursuant to the Merger Agreement by any officer or director of Selectis who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Rule 16b-3 of the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation

On June 18, 2026, the Board unanimously, among other things, (1) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer, the Merger and the Top-Up Option (as defined in the Merger Agreement)) (collectively, the “Transaction”) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its shareholders, (2) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Support Agreement) and the Transaction, (3) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (4) resolved that the Merger shall be effected under Section 16-10a-1104 of the Utah Code and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer.

For the reasons described in the section titled “Reasons” below, the Selectis Board unanimously recommends that Selectis’ shareholders accept the Offer and tender their shares pursuant to the Offer.

A copy of the joint press release issued by Selectis and Parent, dated June 23, 2026, announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(B) and is incorporated herein by reference.

Background of the Offer and the Merger

The following is a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement. The chronology below covers only key events leading to the execution of the Merger Agreement and does not purport to catalogue every conversation between representatives of Parent, the Company and other parties. For a review of Purchaser’s activities relating to these contacts, please refer to Purchaser’s Offer to Purchase being mailed to shareholders with this Schedule 14D-9.

On August 5, 2025, Abraham Schwartz, Chief Executive Officer of Parent, initiated contact with Adam Desmond, then Chief Executive Officer of the Company, regarding the Company’s Georgia portfolio facilities. Beginning in September 2025, Mr. Schwartz engaged in a series of communications with Mr. Michael Segal of Blueprint Healthcare Real Estate Advisors (“Blueprint”), the Company’s real estate broker, regarding Parent’s interest in the Company’s Georgia portfolio.

On October 16, 2025, Mr. Schwartz transmitted an offer for the entire Georgia portfolio to Mr. Segal, who presented the offer to the Company. On October 31, 2025, Mr. Segal informed Mr. Schwartz that the Company had decided to sell only a portion of the portfolio and had entered into a letter of intent with another buyer.

On October 31, 2025, Mr. Schwartz transmitted a letter and non-binding term sheet on behalf of Parent to Mr. Clifford Neuman, a director of the Company, proposing an acquisition of the entire Company, rather than an asset-level transaction limited to the Georgia portfolio (the “October 2025 Proposal”). The October 2025 Proposal contemplated an all-cash acquisition at $2.50 per share, representing aggregate equity value of approximately $7.7 million plus the assumption of approximately $32 million of indebtedness, for a total enterprise value of approximately $39.7 million. The term sheet contemplated either an all-cash merger or tender offer structure with no financing contingency. The Company Board did not respond to the October 2025 Proposal.

On January 14, 2026, Mr. Lance Baller, a director and shareholder of the Company, began communicating with Mr. Schwartz regarding the potential for a new offer to be made by Parent. On February 6, 2026, following such discussions, Parent filed with the Securities and Exchange Commission (the “SEC”) a pre-commencement communication on Schedule TO-C announcing its intention to commence a tender offer for the outstanding shares of the Company at $4.00 per share in cash (the “February 2026 Announcement”).

Beginning on February 10, 2026, Mr. Schwartz and Mr. Desmond exchanged a series of communications. On February 11, 2026, the parties participated in a teleconference, during which the Company’s representatives confirmed that the Company Board was prepared to engage in good-faith negotiations at a price of $7.00 per share.

On February 12, 2026, Mr. Neuman transmitted a draft non-disclosure agreement (the “NDA”) to Parent. Following negotiation of certain terms, Parent countersigned the NDA and returned it to Mr. Desmond on February 16, 2026, with the NDA becoming fully effective on that date.

On February 17, 2026, Mr. Schwartz provided Parent’s due diligence request list to Mr. Desmond and indicated that Parent was prepared to begin property visits the following week. The Company acknowledged the request and advised that a data room would be established. Later that day, Mr. Desmond provided a questionnaire from the Company Board seeking additional information regarding Parent and its proposed acquisition of the Company.

Between February 18, 2026 and February 25, 2026, Parent made several requests regarding the establishment of the data room and access to due diligence materials. During this period, the parties discussed the Company’s request for responses to the Board questionnaire and the scope and timing of the due diligence process.

On February 26, 2026, Mr. Neuman, on behalf of the Company Board, transmitted e-mail correspondence stating that the Company Board had considered Parent’s position and was unwilling to continue further discussions. Parent thereafter withdrew from active discussions but did not withdraw its publicly announced intention to commence a tender offer.

Following the February 26, 2026 communication, Mr. Schwartz and Mr. Desmond continued to communicate via telephone and e-mail regarding a potential transaction. Following those discussions, Parent indicated to the Company that it was willing to increase its offer price.

On March 10, 2026, Parent formally commenced a tender offer at a price of $5.05 per share in cash and filed the related Schedule TO with the SEC (the “Initial Tender Offer”). After receiving notice of the Initial Tender Offer, the Company engaged the law firm Pearson Butler, LLC on March 16, 2026 to assist with responding to the Schedule TO.

On March 20, 2026, the Company’s Board of Directors met to discuss the Initial Tender Offer. At that meeting, the Company appointed Mr. Richard Huebner to the Company Board and designated Mr. Huebner as the primary negotiator on the transaction on behalf of the Company.

The Company’s Board met again on March 23, 2026 to discuss the Initial Tender Offer and authorized Mr. Huebner to discuss the possibility of increasing the offer to $6.25 per share.

Beginning on March 23, 2026, Mr. Schwartz, Schneur Zalman Schapiro of Parent and Mr. Huebner commenced negotiations. On March 26, 2026, the parties reached agreement on the principal economic terms, including a purchase price of $6.25 per share in cash and a minimum tender condition of 70% of the outstanding shares.

On March 26, 2026, the Company’s Board met again to discuss the agreement in principle reached by Mr. Huebner on behalf of the Company. At that meeting, the Company’s Board had authorized proceeding with the proposed transaction at $6.25 per share in cash, conditioned on a minimum tender of 70% of the outstanding shares.

On March 26, 2026, Mr. Huebner informed Mr. Schwartz that the Company Board had approved the proposed transaction at $6.25 per share in cash, conditioned on a minimum tender of 70% of the outstanding shares. Later on March 26, 2026, Mr. Schwartz transmitted to Mr. Huebner a draft term sheet reflecting the agreed-upon terms. While the Company Board approved the economic terms reflected in the term sheet, the Company did not execute the term sheet. The parties proceeded on the understanding that the unexecuted term sheet would serve as a working framework reflecting the agreed-upon economic terms.

On March 30, 2026, Mr. Schwartz traveled to Oklahoma and conducted an in-person tour of the Company’s Oklahoma facilities together with Mr. Baller. The parties confirmed agreement in principle on the negotiated transaction terms during this meeting.

On April 3, 2026, the Company engaged Rick Miranda of Pinnacle Advisory Services, LLC dba Houlihan Valuation Advisors (“Houlihan”) to do a fair market valuation of the Company as of March 31, 2026 to assist the Company’s Board of Directors in assessing the Initial Tender Offer.

Throughout April 2026, Parent and the Company engaged in further due diligence exchanges.

On April 13, 2026, during a series of telephone calls, Mr. Schwartz advised that a merger structure may permit more efficient completion of the transaction. On April 14, 2026, following a Company Board meeting, Mr. Huebner communicated the Company Board’s opposition to a merger, due to timing and cost concerns. Following discussions between the parties and counsel, Parent ultimately accepted a tender offer structure with a short-form merger to acquire any remaining untendered shares.

On May 1, 2026, following a conversation with Messrs. Baller, Huebner and Neuman informing them of Parent’s intent to do so, Parent terminated the Initial Tender Offer that had been commenced on March 10, 2026 and subsequently amended.

On May 4, 2026, Mr. Schwartz and Mr. Schapiro met in person in Colorado with members of the Company Board, with counsel for Parent and the Company participating by phone. The participants agreed in principle on a structure whereby Parent would commence a new tender offer on the same economic terms as had been agreed on March 26, 2026, with an added “top-up” provision enabling Parent to acquire up to 90% of the outstanding shares (after accounting for the 70% minimum tendered shares threshold) for purposes of effecting a short-form merger. Mr. Desmond mentioned that the Company had closed on the sale of certain Georgia properties, which prompted Mr. Schwartz to request current information regarding the Company’s cash balance.

On May 6, 2026, Mr. Schwartz transmitted the initial draft of a revised term sheet to Mr. Huebner. The term sheet was negotiated over approximately ten days, with both sides circulating revisions. On May 8, 2026, the Company began populating due diligence materials in the data room responsive to Parent’s due diligence checklist. On May 12, 2026, Mr. Huebner advised Mr. Schwartz that Mr. Desmond was no longer with the Company.

On May 14 and 15, 2026, the parties negotiated various provisions of the term sheet, including a $400,000 break-up fee payable by each party to the other upon specified termination events and a thirty-day exclusivity period to sign a merger agreement. On May 15, 2026, the Company Board approved the revised term sheet, and the Company executed it, acting through Krystal Eckhart in her capacity as Interim Chief Executive Officer and Chief Financial Officer.

Following execution of the term sheet, the parties and their counsel began drafting a merger agreement and continued due diligence. On May 26, 2026, Mr. Schwartz transmitted the draft merger agreement to Mr. Huebner, and they spoke by telephone that afternoon regarding its content, with Mr. Huebner relaying his initial impressions, including regarding the treatment of the Company’s outstanding preferred stock in the transaction.

On May 27, 2026, Mr. Schwartz, Mr. Huebner, and Mr. Baller conducted a telephone call regarding the expected cash balances of the Company at closing. Mr. Huebner and Mr. Baller advised that the cash balance at closing was now expected to be significantly lower than Parent had anticipated. The parties continued to engage in good-faith discussions on the open business points, including as to the Company’s required closing cash balance, the preferred stock treatment, and the remaining open due diligence items. Later that day, Mr. Schwartz sent to Mr. Huebner an initial draft of the proposed tender and support agreement pursuant to which the Company’s directors and officers would agree to tender their shares.

On May 28, 2026, the Company’s Board met to review comments from their legal counsel regarding the draft merger agreement. The Company’s Board deliberated over the representations and warranties contained in the draft merger agreement (especially those regarding the Company’s real estate), closing cash balance requirements, and the potential impact of dissenting shareholders.

On May 29, 2026, Mr. Huebner delivered to Mr. Schwartz the Company’s initial comments on the draft merger agreement, including regarding closing conditions related to the Company’s closing cash balance and title to its owned real property. Messrs. Schwartz and Schapiro called Mr. Huebner later that day to discuss the real property title condition.

On June 1, 2026, Mr. Huebner called Mr. Schwartz to advise that the Company would be sending to Parent information regarding the Company’s cash balances that Parent had requested.

On June 2, 2026, Mr. Schwartz and Mr. Huebner conducted two telephone calls to review the status of open items in the transaction.

On June 3, 2026, Mr. Schwartz delivered a revised draft of the merger agreement to Mr. Huebner.

On the afternoon of June 4, 2026, Mr. Schwartz, Mr. Schapiro, Mr. Huebner, and Mr. Baller conducted a telephone call to discuss the merger agreement and the steps required to proceed to a signing, including a valuation report proposed to be obtained by the Company.

On June 5, 2026, Mr. Schwartz and Mr. Huebner conducted two telephone calls to review the status of the open items in the transaction, including the merger agreement, the outstanding due diligence items, and the Company’s disclosure schedules.

On June 5, 2026, the Company’s Board met to discuss the open items for the transaction and the status of the valuation report to be delivered by Houlihan.

On the afternoon of June 9, 2026, Mr. Baller called Mr. Schwartz to make clear that the 30-day exclusivity period under the May 15, 2026 term sheet was expiring on June 14, 2026 and that the Company had no intention to extend it. Mr. Baller followed up regarding the status of the transaction, and Mr. Schwartz advised that Parent was awaiting the Company’s disclosure schedules to the merger agreement.

On June 11, 2026, Mr. Schwartz called Mr. Huebner to inquire as to the status of the Company’s disclosure schedules to the merger agreement and also discussed the Company’s preferred stock and Parent’s financing for the transaction. That afternoon, the Company’s counsel, Pearson Butler, provided an initial draft of the disclosure schedules to Olshan; Olshan provided its comments to the schedules later that day and followed up regarding remaining items required prior to signing the merger agreement, to which Pearson Butler responded the following day.

On June 11, 2026, the Company received a valuation report from Mr. Rick Miranda dated June 7, 2026, which listed the Company’s value on a fully-diluted basis at $18,403,000 or $5.62 per share as of March 31, 2026.

On June 12, 2026, Mr. Schwartz and Mr. Schapiro called Mr. Baller. Parent proposed to provide the debt commitment letters of its financing sources for the Company’s review and proposed a revised price of $5.00 per share in cash, citing the decrease in the Company’s cash position.

Following the call, the Company’s Board met to discuss the revised offer. The Company’s Board agreed that Mr. Huebner should call Mr. Schwartz with a counterproposal of $5.75 per share with a $0.50 per share future payment.

Later that afternoon, Mr. Baller called Mr. Schwartz back with Mr. Huebner on the line, and Mr. Schapiro also participated. Mr. Baller and Mr. Huebner counter-proposed a revised structure of $5.75 per share in cash plus a future payment of $0.50 per share. Following discussion with its counsel, Mr. Schwartz called Mr. Baller and conveyed the view that a future payment mechanism for a transaction of this type and size was not appropriate, including in view of the Company’s desire for an expedited closing.

Following the call, the Company’s Board met again to discuss the offer of $5.75 per share. The Company Board agreed that the $5.75 per share would be acceptable, but did not wish to extend the exclusivity period. The Company’s Board further agreed that any decision to accept the offer and enter into a definitive merger agreement would be contingent on the Company receiving a debt commitment letter from Parent to ensure that Parent had sufficient funds to consummate the proposed transaction.

Later that day, Mr. Baller confirmed to Mr. Schwartz that the Company Board would agree to a price of $5.75 per share. The Company agreed to extend Parent’s due diligence period through the end of business on Wednesday, June 17, 2026 (but declined Parent’s request for an extension of the exclusivity period through Friday, June 19, 2026).

Between June 12, 2026 and June 17, 2026, the Company’s Board met several times to discuss the terms of the merger agreement and the tender and support agreements. In addition, the Company’s Board discussed requirements related to the Oklahoma skilled nursing facilities and the redemption of the Company’s Series A Preferred and Series D Preferred convertible stock.

On June 15, 2026, Mr. Schwartz and Mr. Baller conducted a telephone call to discuss the status of the transaction. Mr. Baller confirmed that the Company needed to see a signed debt commitment letters from Parent’s financing sources.

On June 16, 2026, Pearson Butler delivered revised disclosure schedules to Olshan.

On June 17, 2026, Parent delivered its executed debt commitment letter to the Company.

Between June 17, 2026 and June 18, 2026, the parties exchanged further revised drafts of the merger agreement and finalized the tender and support agreement and the merger agreement, including to provide for the redemption of the Company’s preferred stock, the Company’s required closing cash position and regulatory approvals required to continue to operate the Company’s skilled nursing facilities in Oklahoma in the ordinary course of business following closing.

On June 18, 2026, the Company Board, acting by written consent, unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated shareholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 16-10a-1104 of the Utah Code and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer.

Between June 18, 2026 and June 22, 2026, the parties and their counsel communicated regularly to coordinate the execution of the Merger Agreement and the Tender Agreement.

On June 22, 2026, the Merger Agreement and the Tender Agreement were both fully executed.

On June 23, 2026, the Company issued a press release announcing the transaction.

Reasons for Recommendation

The Board carefully considered the Transaction, including the Offer and the Merger, consulted with Company management and outside legal advisors at various times, and took into account the reasons enumerated below. In approving the Merger Agreement, authorizing the Transaction and recommending that Selectis’ shareholders accept the Offer and tender their shares pursuant to the Offer, the Board considered numerous factors, including the following non-exhaustive list of material factors and benefits of the Transaction, which it viewed as supporting its determination and recommendation (not necessarily in order of relative importance):

Financial Terms of the Transaction

The Board considered the financial terms of the Transaction and the process leading up to the Transaction, including the following:

●	The historical price of the Company’s Common Stock over the 12 months leading up to the signing of the Merger Agreement, as compared to the consideration payable in the Offer and the Merger, including the fact that the consideration of $5.75 per share represents a premium of (i) approximately 25% over the high trading price of $4.58 per share on May 1, 2026; (ii) approximately 283% over the low trading price of $1.50 per share on December 9, 2025; and (iii) approximately 80% over the trading price of $3.20 on June 22, 2026, the day before the Merger Agreement was announced, all as reported on OTC Markets.

●	Previous offers made by Parent in the amounts of $2.50 per share, $4.00 per share, $5.05 per share, and $6.25 per share as set forth in Background of the Offer and the Merger above and that the $5.75 per share offer represented the highest reasonable price that the Board could expect to receive from Purchaser in view of, among other things, the Company’s current cash position.

●	The opinion of Houlihan that the Company’s stock was worth $5.62 per share, determined on a fully diluted basis, as of March 31, 2026 and that the offered price of $5.75 per share was higher than the price in Mr. Miranda’s opinion.

●	The fact that the consideration to be paid in the Offer and the Merger is payable solely in cash, which would allow Selectis’ shareholders to realize immediate and certain value in respect of their shares without the inherent risk in Selectis remaining a standalone healthcare company.

Selectis’ Operating and Financial Conditions and Prospects

The Company Board considered the current and historical financial condition, results of operations, business and prospects of Selectis, including the risks if Selectis were to remain an independent company and the potential impact of those risks on the value of the Company in the long run. The Board specifically considered the fact that the Company operated at a $2,729,198 loss in 2024, a $1,564,671 loss in 2025, and reported a $1,262,493 loss from operations during the first quarter of 2026. The Board assessed that unless operating and financial conditions changed significantly, the Company would continue to operate at a loss, diminishing the value of the Company and the value of the Company’s shares.

Risks Relating to Remaining a Standalone Company

The Selectis Board considered Selectis’ prospects and risks if Selectis were to remain an independent company. The Selectis Board considered Selectis’ current business and financial plans, including the risks and uncertainties associated with achieving and executing on Selectis’ business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Company’s shares. Among the potential risks and uncertainties identified by the Selectis Board were:

●	the challenges faced by the healthcare industry and specifically the skilled nursing, assisted living, and independent living industries within the healthcare industry, which could impact material growth in Selectis’ core businesses, including current and potential future competition, macroeconomic trends and the fact that the industry is subject to a complex regulatory regime;

●	the risks associated with revenue depending on facility occupancy, including the fact that the Company’s facilities must maintain a minimum viable resident count to ensure costs do not exceed revenues;

●	the risks associated with increased operational costs

●	the challenges associated with the attraction and retention of key personnel, particularly qualified facility operators;

●	Selectis’ ability to achieve revenue growth and improve profitability, and the execution risks of achieving those goals;

●	other risks and uncertainties discussed in Selectis’ public filings with the SEC.

Potential Strategic Alternatives

The Company Board considered (1) possible alternatives to the acquisition by Purchaser, including the possibility of continuing to operate the Company as a separate entity and the possibility of liquidating and dissolving the Company and (2) the potential benefits to Selectis’ shareholders of these alternatives and the timing and likelihood of effecting such alternatives. After reviewing these alternatives, the Board believed that neither alternative was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s shareholders than the Offer and the Merger. In reaching that assessment, the Board considered that it was unlikely to achieve substantial operational improvements that would increase the value of the Company materially beyond the value in the Offer. The Board further assessed that a liquidation of the Company would be a prolonged process with no guarantees that selling the Company’s assets piece by piece would yield a greater return to shareholders than the Offer and Merger.

Houlihan Valuation Advisors Report

After receiving the Initial Tender Offer, the Company engaged Mr. Ricardo “Rick” Miranda of Houlihan Valuation Advisors (“Houlihan”) to prepare a valuation of the Company as of March 31, 2026, for the purpose of analyzing the Initial Tender Offer. Houlihan delivered a valuation report to the Board on June 11, 2026 (the “Houlihan Report”), which stated the fair market value of the Company as $18,403,000 or $5.62 per share as of March 31, 2026, determined on a fully diluted basis. The Board considered both the value of the Company as a whole and the price per share listed in the report. The Board considered that the price given in the report was lower than the price per share in the Offer and that the total value of the Company was lower than the implied total equity value of the Transaction (including the payment of cash in exchange for warrants and redemption of the Company’s preferred stock).

The Board considered that Houlihan’s report was only an opinion as to the value of the Company and that it did not review or opine on the fairness or reasonableness of the Offer. The Board also considered that the report was prepared to assist the Board in analyzing the Initial Tender Offer, rather than the Offer. The Board considered that while the Transaction and the Initial Tender Offer differ substantially, the report would provide an independent opinion on the value of the Company as a whole. The Board considered that Mr. Miranda gave the report not as a financial advisor to the Company, but as an Accredited Senior Appraiser engaged by the Company to establish the fair market value of the Company. The Board also considered the documentation reviewed by Houlihan, including:

●	Income Statements for the years 2022 through 2025

●	Income Statements for the three months ended March 31, 2025 and 2026

●	Income statements for the trailing 12 months ended March 31, 2026 (generated by Houlihan from Company data)

●	Balance Sheets for the years 2022 through 2025

●	Appraisals of the Company’s properties performed by Bluepoint and Province Consulting Group

●	Annual Reports on Form 10-K for the years 2022 through 2025

●	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2026

●	The Initial Tender Offer

●	Daily trading history for Selectis Health, Inc. (GBCS) from January 2, 2026 to March 30, 2026

●	Mergerstat Control Premiums for the 2020 – 2024 period

The Board also considered the changes in the Company’s operations and financial conditions since the Houlihan Report, namely that the Company sold two of its facilities in Georgia, as disclosed in the Company’s Current Report on 8-K filed with the SEC on May 7, 2026.

The Board did not obtain a fairness opinion from an investment bank or other financial advisor in connection with its evaluation of the Offer and the Merger. The Board considered whether to retain a financial advisor to deliver a fairness opinion and determined that doing so was not necessary or in the best interests of the Company’s shareholders under the circumstances, for the following reasons.

First, the Board had the benefit of Houlihan’s independent valuation report, which established the fair market value of the Company, determined on a fully-diluted basis, at $5.62 per share as of March 31, 2026, providing the Board with an objective, third-party reference point against which to evaluate the Offer Price of $5.75 per share. The Board noted that the Offer Price exceeded Houlihan’s per share valuation and that the implied total equity value of the Transaction (including the payment of cash in exchange for warrants and redemption of the Company’s preferred stock) was greater than the fair market value of the Company as stated in the Houlihan Report.

Second, the Board considered that the transaction resulted from a lengthy, arm’s-length negotiation process spanning several months, during which Parent made multiple successive offers at $2.50, $4.00, $5.05, $6.25, and $5.00 per share before the parties ultimately agreed on a price of $5.75 per share. The Board believed that the negotiating history itself, and the Board’s ability to evaluate and respond to each successive proposal with the assistance of outside legal counsel, provided a meaningful basis for assessing the reasonableness of the final Offer Price independent of a formal fairness opinion.

Third, the Board considered the relative cost of obtaining a formal fairness opinion from an investment bank in the context of the overall size of the transaction and determined that the cost of such an opinion would not be proportionate to the benefit it would provide to shareholders given the other information available to the Board, including the valuation report.

Fourth, the Board considered the financial condition and operating history of the Company, including the Company’s operating losses of $2,729,198 in 2024, $1,564,671 in 2025, and $1,262,493 in the first quarter of 2026, and the Board’s assessment that the Company’s standalone prospects made it unlikely that shareholders could realize value in excess of the Offer Price through continued operation of the Company as an independent entity.

The Board recognized that the absence of a fairness opinion means that no investment bank or financial advisor has independently assessed whether the Offer Price is fair, from a financial point of view, to the holders of Common Stock. Shareholders are urged to consider this fact in evaluating the Board’s recommendation.

Summary of the Houlihan Report

The following is a summary of the material financial analyses prepared and reviewed with the Company’s Board in connection with the Houlihan Report dated June 7, 2026

The description of the analyses performed, or factors considered by, and underlying the Houlihan Report set forth below is a summary only and is qualified by the full text of Mr. Miranda’s written opinion attached as Annex A to this Solicitation/Recommendation Statement. The order of the financial analyses described does not represent the relative importance or weight given to those financial analyses by Houlihan. Houlihan may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Houlihan’s view of the actual value of Selectis. The summaries alone do not constitute a complete description of the financial analyses performed by Houlihan. Considering the data below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Houlihan’s financial analyses and its opinion.

The Houlihan Report estimates the fair market value of a 100.0% equity interest in the Company as of March 31, 2026 (the “Valuation Date”) at $18,403,000, or $5.62 per share, on a controlling interest basis, based on 3,277,059 shares of Common Stock and Common Stock equivalents issued and outstanding on a fully diluted basis as of the Valuation Date.

Standards, Assumptions and Limitations

The Houlihan Report states that it was prepared in accordance with the Uniform Standards of Professional Appraisal Practice and Business Valuation Standards I through IX of the American Society of Appraisers, and that Houlihan observed the principles set forth in Internal Revenue Service Revenue Ruling 59-60. For purposes of the Houlihan Report, “fair market value” means the value at which a willing buyer and a willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would affect a sale of an asset at arm’s length on a given date. The Houlihan Report values the Company on a controlling interest basis; that is, it estimates the value of the Company as a whole, rather than the value of a minority block of shares trading in the public market.

In preparing the Houlihan Report, Houlihan used information provided by the Company, which the Company represented to be reasonably complete and accurate. Houlihan did not independently examine or verify information prepared by the Company’s management, made no representations or warranties with respect to such information, and expressed no opinion regarding its accuracy or reasonableness. Houlihan also relied, without independent verification, upon real estate appraisals of the Company’s owned healthcare properties prepared by Province Consulting Group and by Blueprint Analysis & Valuation, reflecting an aggregate appraised value of $31,100,000; Houlihan noted that it is not a real property appraisal firm and made no independent investigation as to the value of the Company’s real property. The Houlihan Report states that valuation is not an exact science, that reasonable people can differ in their estimates of value and that Houlihan does not purport to be a guarantor of value. The Houlihan Report speaks only as of the Valuation Date and is necessarily based on market, economic and other conditions as they existed on, and the information available to Houlihan as of, that date. Houlihan charged a flat fee of $50,000 to prepare the report. Fees were not contingent upon the valuation conclusion reached and neither Houlihan nor its principals has any present or intended interest in the Company. In addition, the Company has agreed to reimburse Houlihan for out-of-pocket expenses up to $1,000 and to indemnify Houlihan against certain liabilities that may arise out of Houlihan’s engagement.

Valuation Approaches Considered

Houlihan considered four generally recognized valuation approaches in estimating the fair market value of the Company: (i) book value and net asset value; (ii) transaction value; (iii) market value, comprising the guideline public company method, the comparable company transaction method and an analysis of the trading history of the Common Stock; and (iv) income value, based on the present value of expected future benefits. Because the Company did not recognize positive operating income, EBITDA or net income in any of the periods examined by Houlihan (fiscal years 2022 through 2025 and the trailing twelve months ended March 31, 2026, in each case after adjustment for non-recurring items), Houlihan did not employ the guideline public company method, the comparable company transaction method or the income approach in deriving its estimate of value. For informational purposes, the Houlihan Report notes that the book value of the Company as of the Valuation Date was $258,344.

Net Asset Value Approach (100% Weighting)

Houlihan estimated the Company’s net asset value by adjusting the Company’s balance sheet as of March 31, 2026, assuming an orderly disposition of the Company’s assets over a period of approximately six months. Houlihan (i) increased prepaid expenses and other current assets by $10,190,190 to reflect the Company’s then-pending sale of its two remaining Georgia facilities, which sale closed on May 1, 2026; (ii) adjusted net property and equipment upward by $12,792,349, from its carrying value of $18,307,651 to the aggregate appraised value of $31,100,000 for the Company’s eight remaining owned properties; and (iii) eliminated goodwill of $379,479. These adjustments increased total assets from $30,012,190 to $52,615,250. Liabilities were taken into account at 100% of their recorded value of $29,753,846, resulting in an adjusted equity value of $22,861,404.

From this adjusted equity value, Houlihan deducted (i) $401,000 for the redemption of the outstanding shares of Series A Preferred Stock at their liquidation value of $2.00 per share; (ii) $325,000 for the redemption of the outstanding shares of Series D Preferred Stock at their aggregate liquidation value; (iii) $399,375 in respect of the repurchase of the 177,500 outstanding warrants to purchase Common Stock; (iv) $933,000, representing an assumed 3.0% commission on the disposition of the Company’s $31.1 million of real estate; (v) $1,000,000 of operating expenses that the Company would incur during the wind-down period; and (vi) $1,400,000 relating to potential impairment of the Company’s Park Place Healthcare and Rehab facility as a result of its placement on the CMS Special Focus Facility list. These deductions total $4,458,375 and yield an estimated net asset value of $18,403,029, or $5.62 per share on a fully diluted basis. The Houlihan Report treats the $1,000,000 of wind-down operating expenses and the $933,000 of disposition commissions, aggregating $1,933,000 (approximately 8.4% of the value estimate), as addressing the limited marketability of the Company’s securities.

Houlihan accorded 100% weight to the net asset value approach in reaching its concluded estimate of value. The Houlihan Report explains that the public trading market for the Common Stock is very limited and, in Houlihan’s opinion, does not constitute a liquid market; that the Initial Tender Offer had not been accepted and remained the subject of negotiation as of the Valuation Date; and that the remaining market value methods and the income approach were not available because the Company had not recognized positive operating income, EBITDA or net income in any period examined.

Transaction Value — the Initial Tender Offer

Houlihan noted that there had been no recent arm’s-length transactions in the Common Stock as of the Valuation Date. Houlihan observed, however, that on March 10, 2026, Parent had commenced the Initial Tender Offer at a price of $5.05 per share, which, applied to the 3,277,059 shares and share equivalents outstanding on a fully diluted basis, implies an aggregate equity value of $16,549,148. Houlihan accorded this indication no weight in its selected valuation scenario due to the lack of benchmark transactions in the Common Stock.

Market Value — Trading History of the Common Stock

Houlihan analyzed the public trading history of the Common Stock over varying periods. As of the close of trading on March 30, 2026, the Common Stock traded at $4.13 per share (adjusted closing price) on volume of 600 shares, implying a market capitalization of $13,534,254 on a marketable, minority interest basis. The weighted average closing price of the Common Stock over the ten trading days immediately preceding the Initial Tender Offer was $4.16 per share, implying a market capitalization of $13,644,854. Applying a control premium of 43.8%, selected by Houlihan on the basis of Mergerstat Review control premium data, to these market capitalizations yields controlling interest value indications of $19,465,106 and $19,624,173, respectively. The Houlihan Report states that these indications were provided for informational purposes and, in light of the very limited trading volume in the Common Stock, received no weight in Houlihan’s selected valuation scenario.

Alternative Weighted Average Scenario

For the reader’s information, the Houlihan Report also presents an alternative scenario in which the net asset value approach is weighted 70%, the Initial Tender Offer 20% and the trading history analysis 10%, producing an implied equity value of $18,138,460, or $5.53 per share on a fully diluted basis. Houlihan selected the scenario according 100% weight to the net asset value approach, which produces the greater per share value, as its concluded estimate.

Relationship to the Offer Price

The Houlihan Report was prepared to assist the Board in analyzing the Initial Tender Offer at $5.05 per share and predates the Merger Agreement. The Offer Price of $5.75 per share exceeds Houlihan’s concluded estimate of fair market value of $5.62 per share by $0.13 per share, or approximately 2.3%, and exceeds the $5.05 per share price of the Initial Tender Offer by $0.70 per share, or approximately 13.9%. As described above, the Houlihan Report gave effect to the Company’s then-pending sale of its two remaining Georgia facilities through adjustments to the Company’s balance sheet as of the Valuation Date, but it does not otherwise reflect events occurring after the Valuation Date.

General

As described above under “Houlihan Valuation Advisors Report,” the Houlihan Report is a valuation report and is not a fairness opinion, and it does not constitute a recommendation to the Board or to any holder of Common Stock as to whether any holder should tender shares into the Offer or how any holder should otherwise act with respect to the Offer, the Merger or any other matter. The estimate of value contained in the Houlihan Report is not necessarily indicative of actual value or of the prices at which the Common Stock or the Company’s assets could actually be sold, and the value of the Company may fluctuate over time as expectations, market conditions and the Company’s circumstances change.

Certainty of Consideration

The Board considered the all-cash nature of the consideration to be paid in the Offer, which allows holders of Common Stock to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s business risks. The Board considered the representations made by Parent that Milrose Capital, LLC and SCG Experts Corp. had committed to lend up to approximately $18,000,000 to Merger Sub for the purpose of purchasing the shares pursuant to the Offer. The Board further considered that the debt commitment was memorialized in a Debt Commitment Letter signed by Milrose Capital, LLC and SCG Experts Corp. and assessed that it was highly likely that Purchaser would have the funds necessary to purchase the shares as contemplated in the Offer to Purchase.

Merger Agreement Terms

The Board considered the terms of the Merger Agreement and the course of negotiations with Parent, which were conducted at arm’s length and during which the Board was advised by independent legal advisors, including the following specific terms of the Merger Agreement:

●	Selectis’ ability, under certain circumstances, to furnish information to third parties making unsolicited acquisition proposals and to engage in discussions and negotiations with such third parties;

●	The Board’s ability, under certain circumstances, to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to paying Purchaser a termination fee of $400,000 (the “Termination Fee”);

●	the Board’s ability, under certain circumstances, to withdraw or modify its recommendation that Selectis shareholders tender their shares pursuant to the Offer, including in connection with a superior proposal subject to Selectis paying Purchaser the $400,000 termination fee if Purchaser terminates the Merger Agreement as a result of an adverse recommendation change;

●	the Board’s belief that the Termination Fee was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement, and would not preclude or unreasonably deter another party from making a competing acquisition proposal for Selectis following the announcement of the Offer;

●	Purchaser’s agreement to pay Selectis a reverse termination fee of $400,000 in certain circumstances where the Merger Agreement is terminated by Purchaser;

●	the availability of statutory appraisal rights to the shareholders of Selectis who do not tender their shares in the Offer and otherwise comply with all required procedures under the Utah Code;

●	the customary nature of the representations, warranties and covenants of Selectis in the Merger Agreement; and

●	the other terms and conditions of the Merger Agreement, which were reviewed by the Board with Selectis’ outside legal counsel, and the fact that such terms were the product of arm’s-length negotiations between the parties.

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals

The Board considered the provisions of the Merger Agreement and determined that such provisions would enable consideration, and acceptance, of certain competing acquisition proposals. In this regard, the Board considered, among other things, (1) the ability of Selectis under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to result in an offer that is superior to the Offer and the Merger; (2) the ability of the Board under certain circumstances to withdraw or modify its recommendation that the shareholders accept the Offer and tender their Shares, including in connection with a superior proposal; (3) Selectis’ right to terminate the Merger Agreement under certain circumstances in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal; (4) the respective termination rights of Selectis and Purchaser and the $400,000 termination fee payable by Selectis under certain circumstances (which the Board believed was reasonable, including relative to termination fees in transactions of a similar size); and (5) the fact that the provisions of the Merger Agreement summarized above in (1)-(4) remain in effect until the Offer is consummated or the Merger Agreement is terminated.

Conditions to the Consummation of the Offer; Likelihood of Completion

The Board considered the likelihood of completing the Offer in light of the conditions of the Offer and the Board’s determination as to the likelihood that those conditions would be satisfied. The Board also considered the fact that there is no financing conditions to the completion of the Offer.

The Board also considered that the consummation of the Offer is conditioned on shares of Common Stock held by shareholders properly exercising dissenters’ rights under the URBCA not exceeding fifteen percent (15%) of the outstanding shares of Common Stock immediately prior to the Acceptance Time.

The Board considered that the Merger Agreement contains a “Top-Up Option”, granting Merger Sub the right to purchase additional shares from the Company for the purpose of obtaining 90% of the total issued and outstanding shares. The Board considered that Merger Sub would be able to utilize the Top-Up Option if necessary to achieve 90% ownership of the Company so as to effect the Merger as a short form merger under Utah Code § 16-10a-1104. The Board considered that the short form Merger would be a quicker process than soliciting a shareholder vote for the merger. The Board considered that the short time frame of the Merger would reduce the amount of time in which the Company’s business would be subject to uncertainty and disruptions, including the possibility of a material adverse event that would give Purchaser the right to terminate the Merger Agreement.

Tender Offer Structure; Timing of Completion

The Board considered the anticipated timing of the consummation of the Offer, and the structure of the Offer as a cash tender offer for all outstanding Common Stock. The Board considered that the potential for closing in a relatively short time frame also could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period

The Board considered that the Merger Agreement provides that Merger Sub will (and Purchaser will cause Merger Sub to):

●	extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and

●	if, on the Expiration Date, any condition to the Offer has not been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five (5) Business Days each (or such longer period as the parties may agree) until such time as each such condition has been satisfied or waived.

The requirement for the Merger Sub to extend the Offer is limited by other conditions contained in the Merger Agreement.

Appraisal Rights

The Board considered the availability of statutory dissenters’ rights to Selectis shareholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the Utah Code.

Other Considerations

In the course of its deliberations, the Board also considered the following material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by management and the Board:

●	the fact that the Term Sheet restricted Selectis’ ability to solicit or engage as to bids from other potential buyers during the period of exclusivity;

●	the fact that the Merger Agreement precludes Selectis from actively soliciting alternative transaction proposals and requires payment by Selectis of a $400,000 termination fee to Purchaser under certain circumstances, including in the event that the Merger Agreement is terminated by Selectis to accept a superior proposal;

●	the fact that the consummation of the Offer is conditioned on there having been validly tendered into and not withdrawn from the Offer a number of shares that represents 70% of the Company’s shares that are issued and outstanding immediately prior to the Acceptance Time;

●	the fact that the consummation of the Offer is further conditioned on shares of Common Stock held by shareholders of the Company properly exercising dissenters’ rights under the URBCA not exceeding fifteen percent (15%) of the outstanding shares of Common Stock immediately prior to the Acceptance Time, and the resulting possibility that the exercise of dissenters’ rights by a relatively small percentage of shareholders could prevent the Offer and the Merger from being consummated;

●	the possibility that the Offer and the Merger might not be consummated for an extended period of time, the fact that the Merger Agreement imposes restrictions on the operations of Selectis during the interim period between the execution of Merger Agreement and the consummation of the Offer and the Merger, the effect of those restrictions on Selectis’ operations and performance during that, potentially extended, interim period, and the possibility that those restrictions could delay or prevent Selectis from pursuing some business opportunities that may arise during that time;

●	the possibility that the Offer and the Merger might not be consummated, and the fact that if they are not consummated: (1) Selectis’ directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transaction; (2) Selectis will have incurred significant transaction expenses and opportunity costs; (3) Selectis’ relationships with its customers, key partners, employees and other third parties may be adversely affected; (4) the trading price of the Company’s shares could be adversely affected; (5) the market’s perceptions of Selectis and its prospects could be adversely affected; and (6) Selectis’ business may be subject to significant disruptions and decline;

●	the effect of the public announcement of the Merger Agreement, including effects on Selectis’ relationships with its customers and other business relationships and Selectis’ ability to attract and retain key management and personnel;

●	the risk that the parties may not receive the necessary regulatory approvals or clearances to complete the Offer and the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer and the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions that may cause one of the Offer conditions not to be satisfied;

●	the risk of litigation; and

●	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the shareholders for federal income tax purposes.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Transaction against the potential benefits of the Transaction, the Board unanimously determined that the Merger Agreement and the Transaction are advisable and fair to, and in the best interests of, Selectis and its shareholders, authorized and approved the execution, delivery and performance by Selectis of the Merger Agreement and the consummation of the Transaction, and resolved to recommend that Selectis’ shareholders accept the Offer and tender their shares pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that Selectis’ shareholders accept the Offer and tender their shares pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. Rather, the Board made its determinations and recommendation based on the totality of the information presented to it and the judgments of individual directors, which may have been influenced to a greater or lesser degree by different factors. In arriving at their respective determinations and recommendations, the members of the Board also considered the interests of Selectis’ executive officers and directors as described under the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

This explanation of the Board’s reasons for its recommendations and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described below in the section below titled “Item 8. Additional Information-Cautionary Note Regarding Forward-Looking Statements.”

Intent to Tender

As of June 22, 2026, the Company’s directors and executive officers, as a group, beneficially owned 437,491 shares, representing approximately 14.3% of the Company’s then outstanding Common Stock. To our knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender, or cause to be tendered, pursuant to the Offer all shares held of record and beneficially owned by such persons immediately prior to the Expiration Time. Messrs. Baller, Lund and Neuman are required to tender in the Offer the aggregate 436,491 shares beneficially owned by them pursuant to the terms of the Support Agreement.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

The Company engaged Mr. Rick Miranda of Houlihan to render an opinion as to the fair market value of a 100% equity interest in the Company as of March 31, 2026 for the purpose of analyzing the Initial Tender Offer. In connection with the engagement, Mr. Miranda provided the Company’s Board with the valuation report further described in the subsection above titled “Houlihan Valuation Advisors Report.” In connection with Mr. Miranda’s valuation services, the Company agreed to pay Mr. Miranda $50,000 to prepare the report.

No person is directly or indirectly employed, retained, or will be compensated by the Company to make solicitations or recommendations in connection with the Offer. The Company has not engaged a financial advisor in connection with the Offer.

Item 6. Interest in Securities of Subject Company

No transactions with respect to the Common Stock have been effected by Selectis or, to the knowledge of Selectis after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, other than the execution and delivery of the Support Agreement, as described in Item 3 herein.

Item 7. Purpose of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Selectis is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Selectis’ securities by Selectis, any subsidiary of Selectis or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Selectis or any subsidiary of Selectis; (3) any purchase, sale or transfer of a material amount of assets of Selectis or any subsidiary of Selectis; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Selectis.

Sale of Georgia Facilities

As mentioned above, the Company, as disclosed in its Current Report Form 8-K filed with the SEC on May 7, 2026, caused two of its subsidiaries to enter into Purchase and Sale Agreements for the sale of its two remaining Georgia facilities. The sale of the facilities occurred on May 1, 2026. The aggregate purchase price for the facilities was $15,700,000.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Selectis and its Executive Officers, Directors and Affiliates,” as it relates to Selectis’ named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Oklahoma Regulatory Approvals

Prior to taking over the Company’s operations in Oklahoma, Purchaser must receive certain permits from the Oklahoma State Department of Health (“OSDH”). Pursuant to the Merger Agreement, the Company will cause certain subsidiaries that own real property associated with the Company’s Oklahoma skilled nursing facilities to file with the Oklahoma County, Oklahoma District Court a Petition and Motion for Receiver for the appointment of a court-appointed receiver no later than the Acceptance Time (which appointment may be contingent upon the occurrence of the Acceptance Time, but shall not be required to be effective unless and until Purchaser has deposited funds to pay for all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer). The receiver will assume control of the Company’s Oklahoma skilled nursing facility operating subsidiaries for purposes of preserving their associated permits and continuing to operate the Oklahoma skilled nursing facilities in the ordinary course of business pending Purchaser’s and/or its affiliates’ receipt of all permits necessary for Purchaser and/or its affiliates to assume control of such subsidiaries and facilities.

The Company is also required to file with the OSDH all applications, notices and other filings required in connection with the appointment of the receiver, including for purposes of preserving and maintaining the OSDH licenses associated with the Oklahoma skilled nursing facilities. The designation of the receiver and all related court filings and receiver appointment orders, and all related OSDH filings, is subject to Purchaser’s prior approval. The receiver appointment orders will provide for the management of the Oklahoma skilled nursing facilities by one or more firms approved by Purchaser under terms and conditions acceptable to Purchaser. Alternatively, the parties will reasonably cooperate to identify, mutually agree upon and undertake an alternative process permissible under Oklahoma law to allow Purchaser and its affiliates to preserve the acquired companies’ permits and continue to operate their Oklahoma skilled nursing facilities in the ordinary course of business from and after the Closing and preserve and maintain the OSDH licenses (the foregoing, whether obtained via the appointment of a receiver or through an alternative process, is collectively referred to as the “Required OK Approvals”).

Appraisal Rights

Shareholders do not have dissenter’s rights in connection with the Offer. However, if the Merger is consummated, shareholders who do not tender their shares in the Offer and who otherwise comply with the applicable statutory provisions of Part 13 of the Utah Revised Business Corporation Act (the “URBCA”), Utah Code Ann. §§ 16-10a-1301 through 16-10a-1331 (the “Dissenters’ Rights Provisions”), will be entitled to dissent from the Merger and obtain payment of the “fair value” of their shares in cash, as determined in accordance with the Dissenters’ Rights Provisions.

Any shareholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

The following is a brief summary of the Dissenters’ Rights Provisions. This summary does not purport to be a complete statement of the procedures to be followed by shareholders wishing to exercise dissenters’ rights under the URBCA and is qualified in its entirety by reference to the Dissenters’ Rights Provisions, the full text of which is attached hereto as Annex B. THE FAILURE TO FOLLOW THE STEPS REQUIRED BY THE DISSENTERS’ RIGHTS PROVISIONS FOR PERFECTING DISSENTERS’ RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Availability of Dissenters’ Rights

Under Section 16-10a-1302(1)(a)(ii) of the URBCA, a shareholder is entitled to dissent from, and obtain payment of the fair value of, such shareholder’s shares in the event of consummation of a merger in which the corporation is a subsidiary merged with its parent under Section 16-10a-1104 of the URBCA. The Offer is conditioned upon the valid tender (and non-withdrawal) of a number of shares that, together with the shares then owned by Purchaser and its affiliates, represents at least 70% of the then-outstanding shares of the Company’s stock (the “Minimum Condition”). If the Minimum Condition is satisfied but Merger Sub does not acquire at least 90% of the outstanding shares of the Company’s stock, the Merger Agreement provides Merger Sub with a Top-Up Option to purchase from the Company, at a price per share equal to the Offer Price of $5.75, a number of newly issued shares sufficient to cause Merger Sub’s aggregate ownership of shares to equal at least 90% of the Company’s outstanding stock immediately after the exercise of the Top-Up Option, thereby enabling Merger Sub to effect the Merger as a short-form merger pursuant to Section 16-10a-1104 of the URBCA without a vote of the remaining shareholders. Merger Sub may exercise the Top-Up Option only to the extent that the number of shares to be issued pursuant to the Top-Up Option does not exceed the number of Shares authorized and unissued (and not reserved for issuance) under the Company’s articles of incorporation at the time of exercise. The Top-Up Option, if exercised, is intended to be exercised promptly after the Acceptance Time.

Shareholders considering whether to exercise dissenters’ rights should be aware that the consummation of the Offer is conditioned upon, among other things, shares of Common Stock held by shareholders of the Company that have properly exercised dissenters’ rights under the URBCA not exceeding fifteen percent (15%) of the shares of Common Stock outstanding immediately prior to the Acceptance Time (the “Appraisal Rights Condition”). Accordingly, if shareholders holding more than fifteen percent (15%) of the outstanding shares of Common Stock seek to exercise dissenters’ rights, Merger Sub will not be required to accept for payment or pay for any shares of Common Stock tendered pursuant to the Offer, in which case the Offer may not be consummated. If the Offer is not consummated, the Merger will not occur, and shareholders will not be entitled to exercise dissenters’ rights in connection with the Merger, because dissenters’ rights under Section 16-10a-1302(1)(a)(ii) of the URBCA arise only upon consummation of a merger effected under Section 16-10a-1104 of the URBCA. The Appraisal Rights Condition is waivable by Merger Sub in its sole discretion.

The market exception to dissenters’ rights set forth in Section 16-10a-1302(3) of the URBCA does not apply to shareholders because the Company’s shares are traded on the OTCQB, which is not a national securities exchange registered under the Exchange Act or the NASDAQ National Market System, and the Company does not have more than 2,000 holders of record. Accordingly, shareholders who do not tender their shares in the Offer and who otherwise comply with the Dissenters’ Rights Provisions will be entitled to exercise dissenters’ rights in connection with the Merger.

Fair Value

Under Section 16-10a-1301(4) of the URBCA, “fair value” means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action. The fair value of the shares as determined under the Dissenters’ Rights Provisions may be greater than, equal to, or less than the Offer Price of $5.75 per share.

Procedural Requirements

Because the Merger will be effected as a short-form merger under Section 16-10a-1104 of the URBCA without a vote of the remaining shareholders, the procedures applicable to corporate actions authorized without a shareholder meeting apply. Pursuant to Section 16-10a-1321(2) of the URBCA, a shareholder who wishes to assert dissenters’ rights in connection with the Merger may not execute a writing consenting to the Merger. No prior written notice of intent to demand payment is required before the Merger is effected. Instead, shareholders who wish to assert dissenters’ rights must wait to receive the dissenters’ notice described below and comply strictly with the procedures set forth therein.

Following the Acceptance Time (and the exercise of the Top-Up Option, if necessary and available), Merger Sub will be required, pursuant to Section 16-10a-1104(4) of the URBCA, to mail a copy or summary of the Plan of Merger to each remaining shareholder who has not waived such mailing requirement in writing. The effective date of the Merger may not be earlier than 10 days after the date Merger Sub mails the Plan of Merger to the remaining shareholders, unless all such holders waive the mailing requirement in writing prior to such date.

Following authorization of the Merger, the Company will deliver a written dissenters’ notice to all shareholders entitled to demand payment pursuant to Section 16-10a-1322 of the URBCA. Such notice must be sent no later than ten (10) days after the effective date of the Merger and must include: (a) the effective date or proposed effective date of the Merger; (b) the address at which the Company will receive payment demands and at which certificates for certificated shares must be deposited; (c) information regarding restrictions on transfer of uncertificated shares following receipt of a payment demand; (d) a form for demanding payment; (e) the date by which the Company must receive the payment demand and by which certificates for certificated shares must be deposited at the address specified in the dissenters’ notice, which date may not be fewer than 30 nor more than 70 days after the date the dissenters’ notice is given; and (f) a copy of the Dissenters’ Rights Provisions.

Under Section 16-10a-1323 of the URBCA, a shareholder who receives the dissenters’ notice and wishes to assert dissenters’ rights must, in accordance with the terms of the dissenters’ notice: (a) cause the Company to receive a payment demand; (b) deposit certificates for certificated shares at the address specified in the dissenters’ notice by the date specified therein; and (c) if required by the Company, certify in writing whether the shareholder acquired beneficial ownership of the Shares before the date of first public announcement of the terms of the Merger. A shareholder who does not demand payment and deposit share certificates by the dates set in the dissenters’ notice will not be entitled to payment under the Dissenters’ Rights Provisions.

Under Section 16-10a-1324 of the URBCA, upon receipt of a payment demand from a holder of uncertificated Shares, the Company may restrict the transfer of such Shares until the Merger is consummated or the restrictions are released pursuant to Section 16-10a-1326 of the URBCA.

Payment and Judicial Appraisal

Under Section 16-10a-1325 of the URBCA, upon the later of the effective date of the Merger and receipt by the Company of a valid payment demand, the Company must pay each dissenter who has complied with the statutory requirements the amount the Company estimates to be the fair value of such dissenter’s Shares, plus interest accruing from the effective date of the Merger at the statutory rate set forth in Section 15-1-1 of the Utah Code, compounded annually. Such payment must be accompanied by: (a) the Company’s most recent annual financial statements and any available interim financial statements; (b) the Company’s estimate of the fair value of the shares and the amount of interest payable; (c) a statement of the dissenter’s right to demand additional payment under Section 16-10a-1328 of the URBCA; and (d) a copy of the Dissenters’ Rights Provisions.

If a dissenter believes that the amount paid by the Company is less than the fair value of such dissenter’s shares, the dissenter may, pursuant to Section 16-10a-1328 of the URBCA, notify the Company in writing of the dissenter’s own estimate of fair value and demand payment of such estimated amount, plus interest, less any amount already paid by the Company. Such demand must be delivered to the Company within thirty (30) days after the Company makes or offers payment for the dissenter’s shares. A dissenter who fails to deliver timely written notice under Section 16-10a-1328 of the URBCA waives the right to demand additional payment and will be entitled only to the payment made or offered by the Company pursuant to Section 16-10a-1325 of the URBCA.

If a payment demand under Section 16-10a-1328 of the URBCA remains unresolved, the Company must, within sixty (60) days after receiving such demand, commence a proceeding in the district court of the county in Utah where the Company’s principal office or registered office is located, petitioning the court to determine the fair value of the shares and the applicable interest, pursuant to Section 16-10a-1330 of the URBCA. If the Company fails to commence such proceeding within the sixty (60) day period, the Company must pay each dissenter whose demand remains unresolved the full amount demanded. The court may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value, and dissenters are entitled to the same discovery rights as parties in other civil proceedings. Each dissenter made a party to such proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter’s Shares, plus interest, exceeds the amount paid by the Company.

Under Section 16-10a-1331 of the URBCA, the court shall assess the costs of the appraisal proceeding against the Company, except that the court may assess costs against all or some of the dissenters if the court finds that they acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court may also assess attorneys’ fees and expert fees against the Company if it finds the Company did not substantially comply with the Dissenters’ Rights Provisions, or against either party if the court finds that party acted arbitrarily, vexatiously, or not in good faith.

Effect of Tendering Shares

SHAREHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS WITH RESPECT TO SUCH SHARES. THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER IS AVAILABLE ONLY TO SHAREHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER AND WHO OTHERWISE STRICTLY COMPLY WITH ALL REQUIREMENTS OF THE DISSENTERS’ RIGHTS PROVISIONS.

Waiver of Appraisal Rights by Supporting Stockholders

Pursuant to the Support Agreement, the Supporting Stockholders agreed to waive, and not to exercise or assert, any dissenters’ or appraisal rights under the URBCA in connection with the Merger with respect to their respective Owned Shares (as defined in the Support Agreement). See “Item 3 — Past Contacts, Transactions, Negotiations and Agreements — Tender and Support Agreement” above.

Utah Control Shares Acquisition Act

The Company does not believe it constitutes an “issuing public corporation” within the meaning of the Utah Control Shares Acquisition Act (the “UCSAA”), Utah Code Ann. §§ 61-6-1 through 61-6-12, because the Company’s principal offices and substantial assets are located outside the State of Utah and the shareholder residency requirements of Section 61-6-5 of the UCSAA are not met. Accordingly, the UCSAA does not apply to the Offer or the Merger.

Legal Proceedings

As of the date of this Solicitation/Recommendation Statement, Selectis is not aware of any pending legal proceedings relating to the Offer, the Merger, or the Transaction. However, lawsuits arising out of or relating to the Offer, the Merger or the Transaction may be filed in the future.

Annual, Quarterly and Current Reports

For additional information regarding the business and the financial results of Selectis, please see Selectis’ Annual Report on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Cautionary Note Regarding Forward-Looking Statements

This Solicitation/Recommendation Statement contains forward-looking statements about Selectis within the meaning of the federal securities laws, including regarding the potential sale of Selectis. All statements other than statements of historical facts contained in this filing are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. Selectis has based these forward-looking statements largely on its current expectations, estimates, forecasts and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. These statements are subject to risks and uncertainties that could cause the actual results and the implementation of Selectis’ plans to vary materially, including (i) risks related to the timing of the Offer, the Merger and the other transactions or that the Offer, the Merger and the other transactions may not be completed at all, (ii) whether sufficient shareholders of Selectis will tender their shares in the Offer, (iii) the risk that competing offers or acquisition proposals will be made, (iv) the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction, (v) risks associated with acquisitions, such as the risk that the effects of disruption from the Transaction on Selectis’ business and the fact that the announcement and pendency of the Transaction may make it more difficult to establish or maintain relationships with employees and business partners, (vi) risks related to diverting management’s attention from Selectis’ ongoing business operations, (vii) the risk that shareholder litigation in connection with the Transaction may result in significant costs of defense, indemnification and liability and (viii) other risks and uncertainties pertaining to Selectis’ business, including the risks and uncertainties detailed in Selectis’ filings with the SEC, including but not limited to Selectis’ Annual Report on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Item 9. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 13, 2026 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO of Black Pearl Equities, LLC, Black Pearl Equities II, LLC, and Tortuga Acquisition Sub, Inc., filed July 13, 2026 (the “Schedule TO”)
(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(1)(F)	Summary Advertisement, as published in The New York Times on July 13, 2026 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)*	Press Release dated July 13, 2026
(a)(5)(B)	Press Release dated June 23, 2026 (incorporated by reference to Exhibit 99.1 to the Selectis Health, Inc. Current Report on Form 8-K filed with the SEC on June 23, 2026)
(a)(5)(C)	Houlihan Valuation Report (included as Annex A to this Schedule 14D-9)
(e)(1)	Agreement and Plan of Merger, dated June 22, 2026, by and among Selectis Health, Inc., Black Pearl Equities, LLC, Black Pearl Equities II, LLC, and Tortuga Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Selectis Health, Inc. Current Report on Form 8-K filed with the SEC on June 23, 2026)
(e)(2)*	Mutual Confidentiality Agreement, dated February 16, 2026 by and between Selectis Health, Inc. and Black Pearl Equities
(e)(3)	Tender and Support Agreement, dated June 22, 2026, by and among Black Pearl Equities II, LLC and the Supporting Stockholder Party Thereto (incorporated by reference on Exhibit 10.1 to the Selectis Health, Inc. Current Report on Form 8-K filed with the SEC on June 23, 2026)
(e)(4)*	Confidential and Non-Binding Term Sheet dated May 15, 2026 between Selectis Health, Inc. and Black Pearl Equities, LLC

*	Filed herewith

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SELECTIS HEALTH, INC.

By:	/s/ Krystal Eckhart

Name:	Krystal Eckhart

Title:	Interim CEO

ANNEX A

// HOULIHAN VALUATION ADVISORS®

Valuation & Capital Consultants

June 7, 2026

Ms. Krystal Eckhart, Chief Executive Officer
Selectis Health, Inc.
600 17th Street
Suite 2800 South
Denver, CO 80202

Re: Valuation of Selectis Health.

Dear Ms. Eckhart:

Attached is the valuation report on Selectis Health, Inc. (the "Company") Houlihan Valuation Advisors ("HVA") has completed at your request. The purpose of the report is to render an opinion as to the fair market value a 100.0 percent equity interest in the Company, as of March 31, 2026, for the purpose of analyzing an unsolicited tender offer it has received (the "Purpose").

The report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice and the Business Valuation Standards I through IX set forth by the American Society of Appraisers.

The term "fair market value" is defined as the value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at "arm's length" on a given date.

The business valuation study was undertaken using widely accepted principles of financial analysis and valuation. In particular, we observed the principles set forth in Internal Revenue Ruling 59-60, 1959-1 CB 237. The book value, transaction value, market value and income value methods of valuation were utilized in arriving at an estimate of the fair market value of the common stock of the Company.

In preparing the report, we have used information provided by the Company. It has been represented by the Company that the information is reasonably complete and accurate. We did not make independent examinations of information prepared by Company management, which was relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such. All of the information made available to us was carefully analyzed and reasonable attempts were made to find additional information that would be helpful in this study.

***P.O. Box 901196; Sandy, UT 84090-1196***
***(801) 322-3300 ext. 1***
Miranda.HVASLC@gmail.com

This report has been prepared for the specific purpose of for the purpose of analyzing an unsolicited tender offer it has received, and is intended for no other use. The report is not to be copied or given to unauthorized persons without the direct written consent of HVA. Notwithstanding the above, ***HVA consents to a description of and the inclusion of the text of its written valuation report in materials delivered to the U.S. Securities and Exchange Commission, to the Company's shareholders, and to the Company's auditors.***

Since valuation is an imprecise science, HVA does not purport to be a guarantor of value. Reasonable people can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

Our study has concluded that the fair market value of equity interests in the Company, on a controlling interest basis is $18,403,000 or $5.62 per share, based on a total of 3,277,059 common shares (fully diluted) issued and outstanding as of the March 31, 2026 valuation date.

Neither HVA nor its principals have any present or intended interest in Company. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure determined.

HOULIHAN VALUATION ADVISORS

By: ______________________

Ricardo Miranda, ASA
PRINCIPAL

ANNEX B

Utah Code

Title 16 – Corporations

Chapter 10a – Utah Revised Business Corporation Act

PART 13. DISSENTERS’ RIGHTS

Sections 1301 through 1331

16-10a-1301. Definitions.

For purposes of Part 13, Dissenters’ Rights:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under Section 16-10a-1302 and who exercises that right when and in the manner required by Sections 16-10a-1320 through 16-10a-1328.

(4) “Fair value” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the statutory rate set forth in Section 15-1-1, compounded annually.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent the beneficial owner is recognized by the corporation as the shareholder as provided in Section 16-10a-723.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

16-10a-1302. Right to dissent.

(1) A shareholder, whether or not entitled to vote, is entitled to dissent from, and obtain payment of the fair value of shares held by him in the event of, any of the following corporate actions:

(a) consummation of a plan of merger to which the corporation is a party if:

(i) shareholder approval is required for the merger by Section 16-10a-1103 or the articles of incorporation; or

(ii) the corporation is a subsidiary that is merged with its parent under Section 16-10a-1104;

(b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

(c) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under Subsection 16-10a-1202(1), but not including a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale; and

(d) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to Subsection 16-10a-1202(2).

(2) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of any other corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors so provides.

(3) Notwithstanding the other provisions of this part, except to the extent otherwise provided in the articles of incorporation, bylaws, or a resolution of the board of directors, and subject to the limitations set forth in Subsection (4), a shareholder is not entitled to dissent and obtain payment under Subsection (1) of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or were held of record by more than 2,000 shareholders, at the time of:

(a) the record date fixed under Section 16-10a-707 to determine the shareholders entitled to receive notice of the shareholders’ meeting at which the corporate action is submitted to a vote;

(b) the record date fixed under Section 16-10a-704 to determine shareholders entitled to sign writings consenting to the proposed corporate action; or

(c) the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

(4) The limitation set forth in Subsection (3) does not apply if the shareholder will receive for the shareholder’s shares, pursuant to the corporate action, anything except:

(a) shares of the corporation surviving the consummation of the plan of merger or share exchange;

(b) shares of a corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than 2,000 shareholders;

(c) cash in lieu of fractional shares; or

(d) any combination of the shares described in Subsection (4), or cash in lieu of fractional shares.

(5) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this part may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the shareholder or to the corporation.

16-10a-1303. Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if the shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states the dissent and the name and address of each person on whose behalf dissenters’ rights are being asserted. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the other shares held of record by him were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(a) the beneficial shareholder causes the corporation to receive the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) the beneficial shareholder dissents with respect to all shares of which he is the beneficial shareholder.

(3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each beneficial shareholder shall certify to the corporation that both he and the record shareholders of all shares owned beneficially by him have asserted, or will timely assert, dissenters’ rights as to all the shares unlimited on the ability to exercise dissenters’ rights. The certification requirement shall be stated in the dissenters’ notice given pursuant to Section 16-10a-1322.

16-10a-1320. Notice of dissenters’ rights.

(1) If a proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall be sent to all shareholders of the corporation as of the applicable record date, whether or not they are entitled to vote at the meeting. The notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this part. The notice shall be accompanied by a copy of this part and the materials, if any, that under this chapter are required to be given the shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as required by this subsection does not affect any action taken at the shareholders’ meeting for which the notice was to have been given.

(2) If a proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to Section 16-10a-704, any written or oral solicitation of a shareholder to execute a written consent to the action contemplated by Section 16-10a-704 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters’ rights under this part, by a copy of this part, and by the materials, if any, that under this chapter would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders’ meeting. Failure to give written notice as provided by this subsection does not affect any action taken pursuant to Section 16-10a-704 for which the notice was to have been given.

16-10a-1321. Demand for payment — Eligibility and notice of intent.

(1) If a proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(a) shall cause the corporation to receive, before the vote is taken, written notice of his intent to demand payment for shares if the proposed action is effectuated; and

(b) may not vote any of his shares in favor of the proposed action.

(2) If a proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to Section 16-10a-704, a shareholder who wishes to assert dissenters’ rights may not execute a writing consenting to the proposed corporate action.

(3) In order to be entitled to payment for shares under this part, unless otherwise provided in the articles of incorporation, bylaws, or a resolution adopted by the board of directors, a shareholder shall have been a shareholder with respect to the shares for which payment is demanded as of the date the proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is approved by the shareholders, if shareholder approval is required, or as of the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

(4) A shareholder who does not satisfy the requirements of Subsections (1) through (3) is not entitled to payment for shares under this part.

16-10a-1322. Dissenters’ notice.

(1) If proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is authorized, the corporation shall give a written dissenters’ notice to all shareholders who are entitled to demand payment for their shares under this part.

(2) The dissenters’ notice required by Subsection (1) shall be sent no later than 10 days after the effective date of the corporate action creating dissenters’ rights under Section 16-10a-1302, and shall:

(a) state that the corporate action was authorized and the effective date or proposed effective date of the corporate action;

(b) state an address at which the corporation will receive payment demands and an address at which certificates for certificated shares shall be deposited;

(c) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(d) supply a form for demanding payment, which form requests a dissenter to state an address to which payment is to be made;

(e) set a date by which the corporation must receive the payment demand and by which certificates for certificated shares must be deposited at the address indicated in the dissenters’ notice, which dates may not be fewer than 30 nor more than 70 days after the date the dissenters’ notice required by Subsection (1) is given;

(f) state the requirement contemplated by Subsection 16-10a-1303(3), if the requirement is imposed; and

(g) be accompanied by a copy of this part.

16-10a-1323. Procedure to demand payment.

(1) A shareholder who is given a dissenters’ notice described in Section 16-10a-1322, who meets the requirements of Section 16-10a-1321, and wishes to assert dissenters’ rights shall, in accordance with the terms of the dissenters’ notice:

(a) cause the corporation to receive a payment demand, which may be the payment demand form contemplated in Subsection 16-10a-1322(2)(d), duly completed, or may be stated in another writing;

(b) deposit certificates for his certificated shares in accordance with the terms of the dissenters’ notice; and

(c) if required by the corporation in the dissenters’ notice described in Section 16-10a-1322, as contemplated by Section 16-10a-1327, certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters’ rights acquired beneficial ownership of the shares before the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters’ rights under Section 16-10a-1302.

(2) A shareholder who demands payment in accordance with Subsection (1) retains all rights of a shareholder except the right to transfer the shares until the effective date of the proposed corporate action giving rise to the exercise of dissenters’ rights and has only the right to receive payment for the shares after the effective date of the corporate action.

(3) A shareholder who does not demand payment and deposit share certificates as required, by the date or dates set in the dissenters’ notice, is not entitled to payment for shares under this part.

16-10a-1324. Uncertificated shares.

(1) Upon receipt of a demand for payment under Section 16-10a-1323 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer of the shares until the proposed corporate action is taken or the restrictions are released under Section 16-10a-1326.

(2) In all other respects, the provisions of Section 16-10a-1323 apply to shareholders who own uncertificated shares.

16-10a-1325. Payment.

(1) Except as provided in Section 16-10a-1327, upon the later of the effective date of the corporate action creating dissenters’ rights under Section 16-10a-1302, and receipt by the corporation of each payment demand pursuant to Section 16-10a-1323, the corporation shall pay the amount the corporation estimates to be the fair value of the dissenter’s shares, plus interest to each dissenter who has complied with Section 16-10a-1323, and who meets the requirements of Section 16-10a-1321, and who has not yet received payment.

(2) Each payment made pursuant to Subsection (1) shall be accompanied by:

(a) (i) (A) the corporation’s balance sheet as of the end of its most recent fiscal year, or if not available, a fiscal year ending not more than 16 months before the date of payment;

(B) an income statement for that year;

(C) a statement of changes in shareholders’ equity for that year and a statement of cash flow for that year, if the corporation customarily provides such statements to shareholders; and

(D) the latest available interim financial statements, if any;

(ii) the balance sheet and statements referred to in Subsection (2)(a)(i) shall be audited if the corporation customarily provides audited financial statements to shareholders;

(b) a statement of the corporation’s estimate of the fair value of the shares and the amount of interest payable with respect to the shares;

(c) a statement of the dissenter’s right to demand payment under Section 16-10a-1328; and

(d) a copy of this part.

16-10a-1326. Failure to take action.

(1) If the effective date of the corporate action creating dissenters’ rights under Section 16-10a-1302 does not occur within 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in Section 16-10a-1322, the corporation shall return all deposited certificates and release the transfer restrictions imposed on uncertificated shares, and all shareholders who submitted a demand for payment pursuant to Section 16-10a-1323 shall thereafter have all rights of a shareholder as if no demand for payment had been made.

(2) If the effective date of the corporate action creating dissenters’ rights under Section 16-10a-1302 occurs more than 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in Section 16-10a-1322, then the corporation shall send a new dissenters’ notice, as provided in Section 16-10a-1322, and the provisions of Sections 16-10a-1323 through 16-10a-1328 shall again be applicable.

16-10a-1327. Special provisions relating to shares acquired after announcement of proposed corporate action.

(1) A corporation may, with the dissenters’ notice given pursuant to Section 16-10a-1322, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters’ rights under Section 16-10a-1302 and state that a shareholder who asserts dissenters’ rights must certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters’ rights acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not certify in writing, in or with the payment demand that he or the person on whose behalf the dissenters’ rights are being asserted, acquired beneficial ownership of the shares before that date, the corporation may, in lieu of making the payment provided in Section 16-10a-1325, offer to make payment if the dissenter agrees to accept it in full satisfaction of the dissenter’s demand.

(2) An offer to make payment under Subsection (1) shall include or be accompanied by the information required by Subsection 16-10a-1325(2).

16-10a-1328. Procedure for shareholder dissatisfied with payment or offer.

(1) A dissenter who has not accepted an offer made by a corporation under Section 16-10a-1327 may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the estimated amount, plus interest, less any payment made under Section 16-10a-1325, if:

(a) the dissenter believes that the amount paid under Section 16-10a-1325 or offered under Section 16-10a-1327 is less than the fair value of the shares;

(b) the corporation fails to make payment under Section 16-10a-1325 within 60 days after the date set by the corporation as the date by which it must receive the payment demand; or

(c) the corporation, having failed to take the proposed corporate action creating dissenters’ rights, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by Section 16-10a-1326.

(2) A dissenter waives the right to demand payment under this section unless he causes the corporation to receive the notice required by Subsection (1) within 30 days after the corporation made or offered payment for the dissenter’s shares.

16-10a-1330. Judicial appraisal of shares — Court action.

(1)(a) If a demand for payment under Section 16-10a-1328 remains unresolved, the corporation shall bring an action in a court with jurisdiction under Title 78A, Judiciary and Judicial Administration, within 60 days after receiving the payment demand contemplated by Section 16-10a-1328, for the court to determine the fair value of the shares and the amount of interest.

(b) If the corporation does not bring an action within the 60-day period, the corporation shall pay each dissenter whose demand remains unresolved the amount demanded.

(2)(a) The corporation shall make all dissenters who have satisfied the requirements of Sections 16-10a-1321, 16-10a-1323, and 16-10a-1328, whether or not they are residents of this state whose demands remain unresolved, parties to the action brought under Subsection (1) as an action against their shares.

(b) All such dissenters who are named as parties shall be served with a copy of the complaint.

(c)(i) Service on each dissenter may be by registered or certified mail to the address stated in the dissenter’s payment demand made pursuant to Section 16-10a-1328.

(ii) If no address is stated in the payment demand, service may be made at the address stated in the payment demand given pursuant to Section 16-10a-1323.

(iii) If no address is stated in the payment demand, service may be made at the address shown on the corporation’s current record of shareholders for the record shareholder holding the dissenter’s shares.

(iv) Service may also be made otherwise as provided by law.

(3)(a) The jurisdiction of the court in which the action filed under Subsection (1) is plenary and exclusive.

(b) The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value.

(c) The appraisers have the powers described in the order appointing them, or in any amendment to it.

(d) The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(4) Each dissenter made a party to the action filed under Subsection (1) is entitled to judgment:

(a) for the amount, if any, by which the court finds that the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation pursuant to Section 16-10a-1325; or

(b) for the fair value, plus interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under Section 16-10a-1327.

16-10a-1331. Court costs and counsel fees.

(1) The court in an appraisal proceeding commenced under Section 16-10a-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds that the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 16-10a-1328.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 16-10a-1320 through 16-10a-1328; or

(b) against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.